Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2025

Table of Contents

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SEC FILE NUMBER
8-44509

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Globalink Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 East Foothill Blvd., Suite 1040

(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Junhua Liao	(626) 964-5966	michael.liao@globalinkusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)
09/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Junhua Liao _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Globalink Securities, Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & CEO

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of GlobaLink Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of GlobaLink Securities, Inc. as of December 31, 2025, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of GlobaLink Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GlobaLink Securities, Inc.'s management. My responsibility is to express an opinion on GlobaLink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to GlobaLink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of GlobaLink Securities, Inc.'s financial statements. Supplemental Information is the responsibility of the GlobaLink Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as GlobaLink Securities, Inc.'s auditor since 2021.
Tarzana, California
February 27, 2026

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 2,067,286
Clearing brokers cash deposits	357,044
Securities	451,835
Accounts receivable	39,028
Settlement receivable	82,447
Commission receivable	635,514
Subscription receivable.	156,809
Prepaid assets	195,844
Property and equipment net of $278,973 depreciation	9,197
Right of use asset	160,070
CRD deposit	10,926
Due from related party	2,170,000
Investment in affiliates	316,363
Total Assets	**$ 6,652,363**

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 910,643
Litigation payable	15,000
Settlement payable	86,014
Accounts payable	136,780
Operating lease liability	164,070
Income taxes payable	175,249
Other payables	912
Total Liabilities	**1,488,668**

Shareholders' Equity

Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding	100,000
Paid-in Capital	2,561,277
Retained Earnings	2,502,418
Total Shareholders' Equity	**5,163,695**
Total Liabilities and Shareholders' Equity	**$ 6,652,363**

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2025

Revenues

Agency Commissions	$	1,958,766
Mutual Funds		1,582,305
Variable Product Commission		3,905,247
Interest Rebate		1,056,077
Dividend Income.		68,810
Unrealized Loss on securities		(68,825)
Realized Loss on securities		12,352
Interest Income		40,952
Investment in Subsidiaries		166,437
Other		64,489
Total Revenues	**$**	**8,786,610**

Cost of Sales

Clearing house expense		217,845
Commission Expenses		5,945,862
Total Cost of Sales	**$**	**6,163,707**
Gross Profit	**$**	**2,622,903**

Operating Expenses

Advertising		4,208
Auto Expenses		6,552
Depreciation		14,070
Regulatory Expense		68,849
Insurance		58,523
Internet		25,995
Office Expense		38,755
Postage and Delivery		1,494
Professional Services		184,822
Rent		132,822
Settlement expense (net)		86,249
Salaries		1,040,940
Telephone		7,882
Travel and Entertainment		58,784
Total Operating Expenses	**$**	**1,729,945**
Profit Before Tax Provision	**$**	**892,958**
Income Taxes	**$**	**259,251**
Net Income	**$**	**633,707**

See Accompanying Notes to Financial Statements

-5-

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2025

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2024	10,000	$100,000	$2,761,277	$1,868,711	$4,729,988
Dividends			(200,000)		(200,000)
Net Income				633,707	633,707
Balance, December 31, 2025	10,000	$100,000	$2,561,277	$2,502,418	$5,163,695

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Net Income	$	633,707
Depreciation Expense		14,070
Unrealized Loss on securities		68,825
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Clearing Brokers Cash Deposits		250,705
Accounts Receivable		1,161
Settlement Receivable		161,972
Subscription Receivable		(103,593)
Commission Receivable		(190,732)
CRD Deposit		(7,030)
Other Assets		(22,772)
Commissions Payable		249,807
Settlement Payable		(57,343)
Accounts Payable		114,741
Income Taxes Payable		127,446
Other Payables		(11,839)
Net cash provided by operating activities	$	1,229,125
Investing Activities		
Office Equipment: Office Equipment-LA		(7,313)
Investment in Affiliates		(165,891)
Due From Related Party		10, 000
Proceeds From Sell of Securities		72,432
Purchase of Securities		(360,351)
Net cash used in investing activities		(451,123)
Cash Flow from Financing Activities		
Dividends		(200,000)
Net cash used in financing activities		(200,000)
Net Increase in Cash	$	578,002
Cash: Beginning of the Year	$	1,489,284
Cash: End of the Year	$	2,067,286
Cash paid for taxes		119,470
Cash paid for interest.	$	0

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:
- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full-service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back-office system which will go through to its clearing firms Wedbush Securities and Interactive Brokers. Wedbush Securities and Interactive Brokers pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VAs, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.
3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Note 2 -- Significant Accounting Policies (continued)

Related Party – The Company was owed $2,170,000 at December 31, 2025 from related parties. The Company owns 100% of investment advisory firm Globalink Wealth Management, LLC. A California based registered investment advisor. The Company owns 100% of Globalink Insurance Services, LLC. These companies are being shown on the Balance Sheet under the equity method. The Company does not believe the difference between the equity method and the consolidation method is material.

Revenue from Contracts with Customers

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Currently, the Company considers deferred taxes refundable or payable immaterial.
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2022 to the present, generally for three years after they are filed.

Depreciation – The Company capitalizes all purchases over $1,000. Depreciation is calculated on the straight-line method over 5 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.
Property and equipment consist of the following at December 31, 2025:

Automobile	$ 12,000
Office equipment·	141,471
Furniture and fixtures	134,699
Less: accumulated depreciation	(278,973)
Property and equipment, net	$ 9,197

Depreciation expense for the year ended December 31, 2025 was $14,070.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses The Company has identified its Principal Operations Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Note 2 -- Significant Accounting Policies (continued)

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3-Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

Fair Value Measurements on a Recurring Basis
As of December 31, 2025

Assets	Level 1	Level 2	Level 3
Bonds and Securities	$ 451,835	$ 0	$ 0
Total	$ 451,835	$ 0	$ 0

Note 4 – Commissions Receivable and Payable

Commissions receivable from clearing organizations and direct business (insurance, annuities and mutual funds) : $674,542

Commission payable to registered representatives: $910,643

Note 5 – Operating Leases

The Company has an operating lease in Pasadena, California beginning May 2024.
Minimum future rental commitments are:

Year Ending	Amount
December 31, 2026	$ 103,623
December 31, 2027	$ 51,811

Rent expense for year ended December 31, 2025 was $132,822. The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard*. Under that guidance the Company records the future operating leases at its net present value of $164,070. On the balance sheet December 31, 2025, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7 - Legal Expense

The Company maintains a $15,000 litigation payable account for an employment lawsuit filed against the Company The case has been settled for $15,000 but is awaiting court approval. There is no reason to believe this will not happen. In 2023 FINRA conducted an investigation of the Company charging of commissions for its foreign investor clients regarding fixed-income trading activities. The investigation was completed in February 2024. The Company is making monthly installments to FINRA. As of December 31, 2025 the amount due is $86,014.

Note 8-Retirement Plan

The Company has sponsored a simple IRA retirement plan with the Company matching provisions covering all of its employees. The Company contributed $27,575 to a simple IRA account for qualified employees in 2025. The Company's contribution is included in Salaries on the Statement of Income.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2025 the Company had net capital of $2,032,780 which was $1,944,473 in excess of its required net capital requirement of $ 88,307 The Company's aggregate indebtedness of $1,324,598 to net capital is 0.65 to 1.

Note 10 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis.
The tax provision at December 31, 2025 consists of the following:

Federal	$ 173,516
California	$ 85,735
Total Income Tax Provision	$ 259,251

Note 11 – Deposit – Clearing Organization

The Company has an agreement with its clearing brokers which states a minimum deposit. As of December 31, 2025, the company has a cash balance of $205,564.

Note 12 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 13 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2025 through February 27, 2026, the date the financial statements were available to be issued.

-12-

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2025

Computation of Net Capital
    Total ownership equity from statement of
        financial condition $ 5,163,695

Nonallowable assets - page 14   (3,063,140)
Security Position Haircuts   (67,775)

    Net Capital $ 2,032,780
Computation of Net Capital Requirements

    Minimum net aggregate indebtedness-
      6-2/3% of net aggregate indebtedness $ 88,307

    Minimum dollar net capital required $ 5,000

    Net Capital required (greater of above amounts) $ 88,307

    Excess Capital $ 1,944,473

Computation of Aggregate Indebtedness
    Total liabilities $ 1,324,598

    Percentage of net aggregate indebtedness to net capital   0.65 to 1

The following is a reconciliation of the above net capital
 computation with the Company's corresponding
 unaudited computation pursuant to Rule 179-5(d) (4):

    Net capital unaudited $ 2,032,780
    Adjustment   0
    Net capital audited $ 2,032,780

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non-Allowable Assets
December 31, 2025

Nonallowable Assets

	$
Fixed Assets (net).	9,197
Rent deposit	11,038
[1] Petty Cash	1,356
NASD CRD Deposit	10,926
Accounts Receivable	40,676
Settlement Receivables	82,447
Subscription Receivable	156,809
Commission Receivable	82,526
Globalink Insurance Services	10,041
Globalink Wealth Management	306,321
Key Person Insurance cash value	90,580
Prepaid Assets	91,223
Loans to Employees	2,170,000
Total non-allowable assets	$ 3,063,140

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii)

The Company has no reserve deposit obligations under SEC
Rule 15c3-3 because it is a "non-covered" firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2025

The Company is exempt from the Rule 15c3-3 as it relates to possession and control
requirements under the (k)(2)(ii) exemptive provision.

The Company has no possession or control obligations under SEC Rule 15c3-3(b)
because it is a "non-covered" firm pursuant to footnote 74 to SEC
Release 34-70073 and therefore is not subject to the Rule.

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Report

2/27/2026

Brian W. Anson, CPA
18455 Burbank Blvd., Suite 404
Tarzana, CA 91356

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Anson:

Globalink Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent year without exception.

(3) The Company is also filihg this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Mutual fund retailer on an application basis (4) U. S Government Securities as a broker or dealer; (5) Municipal securities as a broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) non-exchange member arranging for transactions in listed securities by exchange member; and/or (9) solicitor of time deposits in a financial institution (Certificates of Deposit) and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for

customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc.

By:

Name: Michael Junhua Liao
Title: President/CEO

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
GlobaLink Securities, Inc.
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) GlobaLink Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which GlobaLink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) GlobaLink Securities, Inc., stated that GlobaLink Securities, Inc., met the identified exemption provisions throughout the most recent year without exception and (3) GlobaLink Securities, Inc. stated that GlobaLink Securities, Inc.is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) Mutual fund retailer on an application basis (4) U. S Government Securities as a broker or dealer; (5) Municipal securities as a broker or dealer; (6) broker or dealer selling variable life insurance or annuities; (7) put and call broker or dealer or option writer; (8) non-exchange member arranging for transactions in listed securities by exchange member; and/or (9) solicitor of time deposits in a financial institution (Certificates of Deposit) and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2025 without exception. GlobaLink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about GlobaLink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2026